Prudential Jennison Growth & Income Fund
For the Annual period ended 9/30/99
File number 811-7343

SUB-ITEM 77J

Reclassification of Capital Accounts


The Fund accounts and reports for distributions to shareholders in accordance with the American Institute of Certified Public Accountants, Statement of Position 93-2:
Determination, Disclosure and Financial Statement Presentation of Income, Capital Gain, and Return of Capital Distributions by Investment Companies. The effect of applying this statement was to decrease undistributed net investments income by $53,365, decrease accumulated net realized gain on investments by $1,364,827 and increase paid-in capital by $1,418,192 due to the Fund treating redemptions as distributions for federal income tax purposes during the year ended September 30, 1999. Net investment income, net realized gains and net assets were not affected by this change.